UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

R. Randall Rollins
and
Gary W. Rollins
2170 Piedmont Street, NE, Atlanta, GA  30324
(404) 888-2201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260174 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. Randall Rollins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,790,700

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,320,700

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,320,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary W. Rollins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,320,700

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,320,700

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,320,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
See Amendment No. 1 dated December 22, 2004.

Item 2.	Identity and Background
See Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction

On August 10, 2005, the Company commenced a self-tender for up to 10% of the Company’s outstanding shares of Common Stock and up to 10% of the Company’s outstanding shares of Class A Common Stock.  While neither Reporting Person has acquired or disposed of any securities in the Company since their last 13D filing on August 9, 2005, this filing is being made to update the percentages previously disclosed due to a change in the number of outstanding shares in connection with the self-tender.

Item 5.	Interest in Securities of the Issuer

(a)                                  Amount beneficially owned by R. Randall Rollins: 2,320,700.  R. Randall Rollins beneficially owns 290,700 shares of Common Stock and 2,030,000 shares of Class A Common Stock or 13.3% of the Common Stock (which for purposes of this calculation is based on 15,440,532 shares of Common Stock outstanding to which have been added 2,030,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by R. Randall Rollins into shares of Common Stock).

Amount beneficially owned by Gary W. Rollins: 2,320,700. Gary W. Rollins beneficially owns 290,700 shares of Common Stock and 2,030,000 shares of Class A Common Stock or 13.3% of the Common Stock (which for purposes of this calculation is based on 15,440,532 shares of Common Stock outstanding to which have been added 2,030,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by Gary W. Rollins into shares of Common Stock).

(b)           Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.

(c)           None.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please refer to Amendment No. 2 filed August 9, 2005 and the Stockholders Voting Agreement and Irrevocable Proxy (the “Agreement”) referenced at Item 4 of Amendment No. 2.  The Agreement is attached as Exhibit A to Amendment No. 2 and has a term of nine (9) successive one (1) year periods.  Amendment No. 2 inadvertently mischaracterized the term of the Agreement as having four (4) successive one (1) year periods and is amended hereby.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2005

/s/ R. Randall Rollins
R. Randall Rollins

/s/ Gary W. Rollins
Gary W. Rollins

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is accurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: September 12, 2005

/s/ R. Randall Rollins
R. Randall Rollins

/s/ Gary W. Rollins
Gary W. Rollins